Exhibit 99.1

Constellium posts shareholder meeting materials in connection with its contemplated move from the Netherlands to France

Amsterdam, October 28, 2019 – Constellium SE (NYSE: CSTM) (the “Company”) today announced that the invitation and other meeting materials for an Extraordinary General Meeting (“EGM”) of Shareholders, to be held on Monday, November 25, 2019, at 17:00 CET (11:00 AM EST) at the offices of Stibbe, Beethovenplein 10, 1077 WM Amsterdam, the Netherlands, have been posted on its website (www.constellium.com) and are available free of charge at the Company’s Amsterdam office. This EGM is being held in connection with the Company’s contemplated move of its corporate seat from Amsterdam, the Netherlands to Paris, France.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.7 billion of revenue in 2018.